UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALLEGO N.V.

(Name of Subject Company)

ALLEGO N.V.

(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication related to the proposed tender offer by Madeleine Charging B.V., a private limited liability company incorporated under the laws of the Netherlands (“Meridiam”), for all of the issued and outstanding ordinary shares of Allego N.V., a public limited liability company incorporated under the laws of the Netherlands (“Allego”) not already held by Meridiam or any of its affiliates, to be commenced pursuant to that certain Transaction Framework Agreement, dated as of June 16, 2024, by and among Allego, Meridiam, and Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership incorporated under the laws of France, represented by its management company Meridiam S.A.S., a simplified stock company incorporated under the laws of France.

This Schedule 14D-9 filing consists of the following communication listed below related to the proposed tender offer:

•	Joint Press Release, dated June 17, 2024 (Exhibit 99.1).

Important Additional Information and Where to Find It

Meridiam will commence, or will cause to be commenced, a tender offer for all of the issued and outstanding ordinary shares of Allego not held, directly or indirectly, by Meridiam or its affiliates (the “Shares”). The tender offer has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell securities of Allego. It is also not a substitute for the tender offer materials that Meridiam and Allego will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Meridiam will file tender offer materials on Schedule TO with the SEC, Allego will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and Allego and Meridiam will jointly file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3 WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ALLEGO’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will be made available to Allego’s shareholders free of charge. A free copy of the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 will also be made available to all of Allego’s shareholders by contacting Allego at investors@allego.eu, or by visiting Allego’s website www.allego.eu. In addition, the tender offer materials, the Schedule 14D-9 and the Schedule 13E-3 (and all other documents filed by Allego with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ALLEGO SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS, THE SCHEDULE 14D-9, AND THE SCHEDULE 13E-3 AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MERIDIAM OR ALLEGO WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MERIDIAM, MERIDIAM SAS AND ALLEGO.

Cautionary Statement Regarding Forward-Looking Statements

This communication including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Allego and certain plans and objectives of Meridiam and Meridiam SAS with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the tender offer and the proposed transactions and the expected completion of the tender offer and the proposed transactions, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Allego, Meridiam and/or Meridiam SAS (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this communication could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the tender offer and proposed transactions; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Allego and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer and proposed transactions; significant or unexpected costs, charges or expenses resulting from the tender offer and proposed transactions; and negative effects of this communication or the consummation of the tender offer and proposed transactions on the market price of the Shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, comply with existing or new debt covenants, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) the agreement of various landowners to deployment of Allego charging stations, (xi) Allego’s ability to recruit and retain experienced personnel, (xii) risks related to legal proceedings or claims, including liability claims, (xiii) Allego’s dependence on third-party contractors to provide various services, (xiv) data security breaches or other network outage, (xv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xvi) the impact of a pandemic or other health crises, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries and (xviii) other factors detailed under the section entitled “Risk Factors” in the Company’s filings with the SEC. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Allego’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Meridiam and Meridiam SAS and the Schedule 14D-9 and the Schedule 13E-3 to be filed by Allego. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this communication. None of Meridiam, Meridiam SAS or Allego undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.